FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 29, 2008

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

29| May | 2008

Press Release

MTS ANNOUNCES THE APPOINTMENT OF THE NEW CHIEF EXECUTIVE OFFICER

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the largest mobile phone operator in Russia and the CIS, today announced the appointment of Mr. Mikhail Shamolin as President and Chief Executive Officer (CEO) of Mobile TeleSystems OJSC (MTS).

On May 29, 2008, MTS’ Board of Directors (BoD) in accordance with the Company’s Charter(1) appointed Mr. Mikhail Shamolin as the President and CEO of MTS. Mr. Shamolin, who has served as the head of MTS Russia, replaces Mr. Leonid Melamed, who will be assuming the duties of President and CEO at Sistema, the largest private sector consumer services company in Russia and the CIS and the majority shareholder of MTS.

(1) The Company’s charter is available at http://www.mtsgsm.com/corporate_governance/charter.

Under Mr. Melamed’s two years of leadership, MTS has grown from a regional operator into a globally recognized leader and innovator. MTS has grown its subscriber base by 24 million and increased its footprint through acquisitions in Russia and Armenia. Mr. Melamed supervised the launch and roll-out of the MTS brand to each of the Company’s markets of operation, an effort that ultimately led to the distinction of having MTS be the first Russian company named as a BrandZTM Top 100 Most Powerful Brands. Simultaneously, as a sign of commitment to total shareholder return, Mr. Melamed presided over the substantial increase in the Company’s dividend payment from $1.03 per ADR in 2005 to a recommended payout of $3.12 in 2008.

Mr. Shamolin joined MTS in 2005 as Vice President, Sales and Customer Service. Later he assumed leadership of MTS Russia following the Company’s 2006 reorganization. In this capacity, Mr. Shamolin managed the largest MTS business unit, one which contributes roughly 75% of value to MTS. During his tenure, revenues grew 67% and operating efficiency improved considerably as Mr. Shamolin presided over sustained growth in voice usage, adoption of value-added services, both of which led to an over 50% rise in average revenue per user (ARPU).

Vitaliy Savelyev, Chairman of the Board of Directors of MTS, commented: “One cannot argue with Leonid’s record of success in his stewardship of MTS, as his influence is evident everywhere within the organization. We are grateful for his role in shaping the business that we have, yet we have full confidence in Mikhail’s ability to carry forward Leonid’s legacy of growth and development at MTS. His long tenure with the Company is clear testimony to his capabilities, while his own track record of extracting growth and creating shareholder value as the head of its largest business unit is irrefutable. On behalf of the Board of Directors, we are eager to begin working more closely with Mikhail.”

Mr. Shamolin commented: “The Board of Directors has afforded me an extraordinary opportunity, and I am grateful for the chance to lead the largest mobile operator in the region and represent MTS before our employees, customers and shareholders. Having been involved in the growth and development of MTS for many years, I am confident that MTS is on the right path towards building upon its leadership position and remaining the communications brand of choice in our region.”

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Biography

Mr. Mikhail Shamolin joined MTS in July 2005 as Vice-President, responding for sales and customer service. He was appointed Vice-President, Director of Business-unit “MTS Russia” in August 2006.

Prior to joining MTS, Mr. Shamolin worked at McKinsey & Co. from 1998 to 2004. From 2004 to 2005 he worked at Interpipe Corp. (Ukraine) as Managing Director of the Ferroalloys Division.

Mikhail Shamolin was born in 1970. In 1993 he graduated Russian Academy of Government Service under the President of the Russian Federation. From 1996 to 1997 he studied at Wharton Business School, where he completed finance and management coursework for top-managers.

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For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 85.68 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: May 29, 2008